July 13, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:    Tecogen, Inc.
Registration Statement on Form S-3
Filed June 22, 2015
File No. 333-205147

Dear Staff:

Tecogen Inc. (the "Company" or "TGEN") is submitting this letter in response to oral comments from the staff (the "Staff") of the Securities And Exchange Commission (the "Commission") received by phone on July 10, 2015 related to the Company's Registration Statement referenced above (the "Registration Statement"). The numbered paragraphs below correspond to the Staff's comments to the Company. The text of the Staff's comments are in bold italics.

1.	On page 6 of the Registration Statement under "Experts", please provide necessary disclosure concerning McGladrey LLP. If you believe this disclosure is not necessary, please explain why.

The disclosure mentioned above concerning McGladrey LLP is not necessary because McGladrey LLP did not prepare or certify any portion of the Registration Statement, including any financial statements incorporated by reference. In general, item 10 of Form S-3 pursuant to item 509 of regulation S-K requires issuers to furnish information concerning experts that prepare or certify any part of the report at issue. Regarding the Registration Statement, McGladrey LLP did not prepare or certify any part of the Registration Statement because the Company did not incorporate by reference into the Registration Statement any financial statements that were audited by McGladrey LLP. See Exhibit 23.2 to the Company's 2014 Annual Report filed with the Commission on form 10-K on December 31, 2014. McGladrey audited the Company's financial Statements for the year ended December 31, 2013. Id. The Company did not incorporate those financial statements by reference into the Registration Statement. The Company did incorporate by reference into the Registration Statement the financial statements for the year ended December 31, 2014, however those financial statements were not audited by McGladrey LLP. See Exhibit 23.1 to the Company's 2014 Annual Report filed with the Commission on form 10-K on December 31, 2014.
The Company was not required to have McGladrey LLP prepare or certify any part of the Registration Statement because the Company was not required to incorporate by reference any financial statements audited by McGladrey LLP. For further detail, please see the answer to question two.

2.	Please provide a consent from McGladrey LLP. If you believe this consent is not necessary, please explain why.

A consent from McGladrey LLP is not necessary because the Company did not incorporate by reference into the Registration Statement any financial statements audited by McGladrey LLP. McGladrey LLP did not audit the Company's financial statements for the year ended December 31, 2014. See Exhibit 23.2 to the Company's 2014 Annual report filed with the Commission on form 10-K on December 31, 2014.
The Company is not required to incorporate by reference audited financial statements for the fiscal year ended December 31, 2013 because item 12(a)(1) of Form S-3 requires the incorporation by reference of "financial statements for the registrants' latest fiscal year[.]" Please note that this instruction uses the singular form of "year". Pursuant to this instruction, the Company did not incorporate by reference its audited financial statements for the year ending December 31, 2013.

Thank you for taking the time to review this request.

Sincerely,

Tecogen Inc.

/s/ David A. Garrison
David A. Garrison
Chief Financial Officer